Exhibit 99.4

In the District Court	Misc. Appl._______
At Tel Aviv

In the matter of:	Approval of merger arrangement in accordance with the provisions of Section 350 and 351 of the Companies Law, 5759-1999 (the "Companies Law")

And in the matter of:	Approval of distribution in accordance with the provisions of Section 303 of the Companies Law.

And in the matter of:	Companies Regulations (Application for Compromise or Arrangement), 5762-2002 ("the Arrangement Regulations").

And in the matter of:

1.	Saifun Semiconductors Ltd., Publ. Co. - 51 -239733-2
of 6 Arie Regev Street, Sapir Industrial Zone Netanya 42504
Represented by counsel, Advocates Eitan, Mehulal, Papo, Barath & Co.,
Advocates - Patent Attorneys
of 10 Abba Even Boulevard, Herzliya 46120
Telephone: 09-9726000; Fax: 09-9726001

Applicant 1

2.	Atlantic Star Merger Sub Ltd., Private Co. 51-403333-1 Represented by counsel Advocates Yigal Arnon & Co. Rivlin Street, Jerusalem 94240 Telephone: 02-6239200; Fax: 02-6239236

Applicant 2;

And in the matter of:

The Securities Authority of 22 Kanfei Nesharim Street, Jerusalem Telephone: 02-6556555; Fax: 02-6513646

Respondent;

APPLICATION REGARDING APPROVAL OF MERGER ARRANGEMENT IN
ACCORDANCE WITH SECTIONS 350 AND 351 OF THE COMPANIES LAW AND
APPROVAL OF DISTRIBUTION IN ACCORDANCE WITH SECTION 303 OF THE
COMPANIES LAW

Applicant 1, Saifun Semiconductors Ltd. (hereinafter: “Saifun” or the “Company”), wishes to reach an arrangement with its shareholders in accordance with Sections 350 and 351 of the Companies Law, in the scope of which Saifun will merge with Applicant 2, Atlantic Star Merger Sub Ltd. (hereinafter: “Merger Sub”), a wholly owned subsidiary of Spansion, Inc., which is incorporated in the State of Delaware in the United States, whose shares are traded on the NASDAQ stock market (hereinafter: “Spansion”), in accordance with a merger and reorganization agreement that was signed on October 7, 2007 between the Company and Spansion and Merger Sub (hereinafter: the “Merger Agreement”). According to the Merger Agreement, the merger will be consummated in return for an exchange of shares, in a manner whereby, immediately after the merger between Saifun and Merger Sub, all the issued and paid up share capital of Saifun (which will be the absorbing company in this merger) will be transferred to Spansion, in consideration for an allotment of shares in Spansion to the shareholders of Saifun, and additional actions and/or arrangements will be performed in the framework of the merger (hereinafter: “the Merger Arrangement”).

In addition, it was agreed in the Merger Agreement that prior to completion of the merger and subject to the approval and consummation thereof, Saifun will distribute to its shareholders a total amount in cash of up to 163,302,555 US dollars and not less than 158,296,472 US dollars (the final amount will be determined in accordance with the balancing mechanism described below in Paragraph 55 (hereinafter – the “Amount of the Distribution”), out of which, in accordance with the known financial statements as of this date, at total amount of 105,146,113US dollars (and not less than 100,140,030US dollars) constitutes a distribution that does not meet the profit test in accordance with Section 303 of the Companies Law. The source of the money that will be distributed to the shareholders is money held directly by Saifun as well as money held, as of the date of this application, by Saifun and indirectly by a subsidiary which is wholly owned by it (Saifun (BVI) Ltd.) following the transfer of this amount to it by Saifun in lieu of capital notes dated the following dates: March 6, 2003; April 21, 2005; November 15, 2005; April 5, 2006; June 6, 2006; which the subsidiary issued in favor of Saifun and by virtue of which Saifun (BVI) Ltd. is obliged to refund the necessary monies to the Company at the Company’s request, prior to effecting of the distribution.

Accordingly, the honorable court is requested, based on the grounds set forth below, to order as follows:

A.	The convening of a general meeting of shareholders of Saifun in accordance with Section 350 of the Companies Law for purposes of considering and passing a resolution with regard to approval of the merger which will be executed by way of an arrangement under Section 350 of the Law as described in this application.

B.	To approve a distribution to Saifun’s shareholders in accordance with Section 303 of the Companies Law, as described in Part 7 below.

C.	That with regard to any other matter connected with the general meeting, and in relation to which no express instructions will be given by the honorable court, Saifun will act in the manner specified with regard to such subject or similar thereto in connection with general meetings in Saifun’s Articles, mutatis mutandis as the case may be.

D.	That Saifun is exempt from the obligation for including details in and from attaching documents to the application, as specified in the Arrangement Regulations and in the schedules thereto, apart from the particulars that appear in this application and in the exhibits hereto, by virtue of the nature of the arrangement which is the subject of the application, in accordance with Regulation 8 of the Arrangement Regulations, as set forth in Part 6 of this application.

E.	After convening of the general meeting, as requested in Paragraph A above, and if the meeting shall decide to approve the Merger and the Distribution, the honorable court will be requested to hold a hearing on the Merger Arrangement, as described in Part 3 below and thereafter the honorable court will be requested to approve the Merger Arrangement, in accordance with Sections 350 and 351 of the Companies Law (hereinafter: “Order for Approval of the Arrangement”) and to direct that the Order for Approval of Arrangement will enter into force upon closing and completion of the transaction (within the meaning of this term as set forth below) in accordance with the terms and conditions stipulated in the Merger Agreement.

F.	On any other subject the honorable court may deem fit in relation to the Merger Arrangement.

The following are the grounds for the application

Part 1- Details about Saifun

1.	General:

Saifun was incorporated in 1996 in accordance with the laws of the State of Israel and it began its activities in 1997. Saifun is a public company whose shares have been traded on the NASDAQ Global Market in the United States (hereinafter: “NASDAQ”), starting from November 2005, under the symbol “SFUN”.

2.	The branches in which Saifun is active

Saifun operates in the field of advance technology and grants licenses for the use of new and innovative technology which it has developed (NROM technologies), which makes it possible to produce non-volatile memory components (Flash). The non-volatile memory, according to its professional name, is a memory, which preserves information for many years, even without an energy source – that is to say, even where the product is not connected to an energy source or is not in operating mode. Saifun’s technology makes it possible to store two and four bits in one memory cell, as compared with the traditional methods that facilitate the storage of only one byte or at the most at two bytes, within a memory cell. It must be pointed out that Saifun is a world pioneer and leader in the sphere of NROM technology.

3.	The target market, characteristics of licensing, services

3.1	The target market. The use of Flash memory cells and NROM technology makes it possible to use many and varied types of products, which include, inter alia, computers and peripheral equipment, electronic consumer goods, communications products, music players, mobile telephones, digital cameras, palm held computers, etc.

3.2	Licensing and development services and ancillary support. Saifun engages in the granting of licenses for use of the NROM technology, primarily to the leading entities in the relevant markets. Saifun’s agreements for the grant of the license mostly include a payment upfront of user fees and periodic payments thereafter, which are based on technological achievements or the passage of time, or a combination of the two. As part of the arrangements for the grant of licenses Saifun sometimes provides support services to its customers and assists in the integration of Saifun technology in the customer’s product. The consideration for the providing of services is fixed according to an agreed price for the project or on the basis of an agreed tariff and the number of employees who provide the services. In addition Saifun is entitled, under the license agreement, to royalties in respect of the sale of products that combine the NROM technology, where the percentage royalties vary from one agreement to another. In 2006 the consideration in respect of royalty payments totaled 30% of the Company’s overall revenues from the grant of user licenses.

4.	Human capital. As of September 31, 2007, Saifun, including through its subsidiaries, employs some 200 employees, of whom only 3 are employed outside of Israel through Saifun’s US subsidiary.

5.	Taxation and government support. Saifun was recognized as “an approved enterprise” in accordance with a decision of the Investment Center at the Ministry of Industry, Trade and Employment, on the basis of the Law for the Encouragement of Capital Investments, and accordingly it benefits from reduced tax rates, subject to the conditions of the approval that was issued to it and subject to the aforesaid law. In addition Saifun was given a grant in a sum of 300,000 US dollars in 2006 by the office of the Chief Scientist.

6.	Characterization of customers

6.1	Customers. Saifun’s customers are manufacturers of non-volatile memory components. Among Saifun’s present customers the following, inter alia, are worthy of mention: Matsushita, Macronix International, Spansion, Tower, SMIC, Sony and NEC. All Saifun’s customers manufacture or design products whose functioning necessitates the use of the NROM technology and for that purpose they require a user license from Saifun in respect of the aforesaid technology. For a description of Saifun’s contractual arrangements with customers to whom the volume of sales exceeded 10% in the year preceding the date of filing of the application, see Appendix J which is attached to this application.

6.2	Dependence on customers. Saifun has a small number of customers as well a dependence on its material customers (as described in Appendix J), and in its assessment the loss of one or more of the material customers will significantly reduce its revenues. It must be pointed out that Saifun’s assessment regarding a decline in revenues is forward looking information, as this term is defined in the Securities Law, 5728-1968, which is based on the total number of customers and the income from them at the date of filing of this application. This evaluation may not to materialize, in whole or in part, or to materialize in a substantially different manner to that which is foreseen. The principal factors that are likely to affect this are an increase in the number of customers and the revenues received from them, and a significant improvement in its business results.

7.	Marketing and distribution. Saifun’s sales and marketing operations focus primarily on building up strong and direct contacts with the marketing people, the management and the technical staff at its existing customers and at other leading companies in the non-volatile memory market.

8.	Dependence on suppliers and/or marketers and/or raw materials By virtue of the nature of Saifun’s activities, Saifun has no dependence on suppliers, including marketers, and/or on raw materials.

9.	Financial information. Set forth below is financial information regarding Saifun’s activities (the data is in millions of dollars):

	2006	2005	2004

Revenues	63	79	31
Costs	37	31	19
Operating profit	26	48	12
Total assets as of December 31	250	194	65

9.1	The downturn in Saifun’s income in 2006 as compared with 2005 was due mainly to the fact that in 2005 the revenues from licenses item included income which is not in cash in a sum of 19.2 million US dollars arising from an amended agreement for the grant of a license following the stoppage of the joint venture with Qimonda in December 2004. If one ignores this income Saifun’s revenues in 2006 rose by about 3.4 million US dollars (an increase of some 6%) as against the revenues in 2005. The decline in operating profits in 2006 came about primarily as a result of the fall in income of 19.2 million US dollars as described above, and an increase of about 3.2 million dollars in operating expenses, which were due to a rise in research and development expenses in 2006 to a higher extent than the decrease in the selling, administrative and general expenses. The growth in assets in 2006 was due to an additional public offering Saifun made in April 2006, as well as profits accumulated during the year.

9.2	If the Merger Arrangement shall be approved as requested in this application, Saifun will be able, inter alia, to reduce its exposure to some of the risk factors below described in Paragraph 10, and to improve support for existing customers and increase the circle of its customers for its technology, and also to achieve a reduction in development costs, by virtue of the possibility of relying on existing research and development at Spansion and on Spansion’s financial stability as particularized in Part 3 of this application.

9.3	Saifun’s F-20 report (a periodic report which is filed with the US Securities Exchange Commission by traded companies) for 2006, which contains its 2006 financial statements, as was filed with the US Securities Exchange Commission, is attached to the application as Appendix A (hereinafter “the 2006 Statements”).

9.4	Saifun’s F-20 report for 2005, which contains its 2005 financial statements as was filed with the US Securities Exchange Commission, is attached to the application as Appendix B (hereinafter “the 2005 Statements).

Saifun’s results for the second quarter of 2007, as published on July 26, 2007 as an appendix to the K-6 report that was filed with the US Securities Exchange Commission, are attached to the application as Appendix C.

10.	Special features and risk factors in Saifun’s activities

Saifun operates in a rapidly changing market and the results of its sales are likely to be significantly affected by a number of variable factors as defined in Appendix K which is attached hereto, and as further detailed in the 2006 Statements.

Part 2- The proposed arrangement and the reasons for it

11.	Details about Atlantic Star Merger Sub Ltd. and Spansion, Inc.

11.1	Atlantic Star Merger Sub Ltd. (hereinafter: “Merger Sub”) is a private company registered in Israel, which was established on October 7, 2007 for purposes of executing the merger. Merger Sub has no assets or debts, and 100% of its issued and paid up share capital is held by Spansion.

11.2	Spansion is a Delaware company, which is a leader in the field of development and manufacture of non-volatile memory (FLASH). Its products include a wide range of electronic products, such as cellular telephones, computers, communications equipment, etc. Spansion’s shares are traded on NASDAQ and its head office is located in Sunnyville, California.

Main points of the Merger Arrangement and the grounds for itsexecution

11.1	General

11.1.1	On October 7, 2007, Saifun, Spansion and Merger Sub entered into a Merger Agreement for executing the merger transaction: (the "Transaction").

A copy of the Merger Agreement (without the exhibits thereto) is attached to this application and is marked by Appendix D.

11.1.2	In the scope of the Transaction, approval is requested for the Merger Arrangement, as applied for in this application, between Saifun and its shareholders, as more fully described below and in the Merger Agreement.

11.1.3	Execution of the Merger Arrangement and the validity of the Transaction are contingent upon the fulfillment of a number of conditions, including approval of the Merger Agreement by the general meeting of Saifun, which will be convened in accordance with this application, and the approval of the honorable court to the application for approval of the Merger Arrangement and the distribution.

11.1.4	The Transaction shall be finalized (that is to say the “closing”) will take place after fulfillment of all the conditions precedent pursuant to the Merger Agreement, including, inter alia, the conditions described above and as detailed in Paragraph 11.6 below (hereinafter: “Date of Closing of the Transaction”).

11.2	Main points of the Merger Arrangement.

The principal features of the Merger Arrangement are described below:

11.2.1	Merger Sub shall merge with and into Saifun, in a manner whereby all the assets and liabilities of Merger Sub (the target company in the Merger Arrangement) will be transferred to Saifun (the Absorbing Company in the Merger Arrangement), and as a result thereof Merger Sub will be liquidated, Saifun will become a wholly owned Israeli subsidiary of Spansion (hereinafter: the “Merger”). Saifun will continue to exist as a separate legal persona and all Saifun’s liabilities and obligations to its creditors and to any other person will continue to exist unchanged. For the avoidance of doubt, it is clarified that Merger Sub has no assets or liabilities.

11.2.2	In the scope of the merger all of Saifun’s shares will be transferred to Spansion in return for shares of Spansion that will be issued to the shareholders of Saifun. Upon closing of the Transaction, Spansion shall become the sole shareholder in Saifun. The consideration for each ordinary share of Saifun (having a par value of NIS0.01 each) will be 0.7429 ordinary shares of Spansion subject to the balancing mechanism as described in Paragraph 33 (hereinafter: the “Conversion Ratio”). Spansion shares, which will be issued in the framework of the Merger Arrangement, will be shares that are identical to all the Spansion shares that are traded on NASDAQ which confer on their holders voting rights and rights to dividends and the remaining rights set forth in Spansion’s documents of incorporation (certificate of incorporation). The issue of these shares will be exempt from the obligation for publishing a prospectus in accordance with the securities laws in the United States and these shares will generally be tradable on the public market immediately after Date of Closing of the Transaction, subject to the US Securities Law and subject to obtaining the approval of the honorable court to execute the merger as described below.

11.2.3	In addition, in the compass of the Transaction a distribution will also be made in which all those who were shareholders in Saifun prior to the Date of Closing of the Transaction will receive an amount of 5.05 US dollars (subject to the balancing mechanism as stated in Paragraph 33) out of the coffers of Saifun in respect of each ordinary share of Saifun that is held by them immediately prior to the merger. The Spansion shares that will be issued in consideration for Saifun shares as described in paragraphs 11.2.2 above, together with the amount of the distribution that will be made in respect of each share that is held immediately prior to the merger will henceforth be referred to for the sake of convenience as: the “Share Consideration”).

11.2.4	The Share Consideration reflects a premium of about 8.5% on the price of Saifun shares as prevailing at the end of the trading day on October 5, 2007 – in other words, the known share price at the time of signing the Merger Agreement – in circumstances where the value of Saifun on that day was approximately 339 million US dollars, while the value of Saifun based on the Share Consideration at the date of signing of the Merger Agreement stood at approximately 367 million dollars.

11.2.5	It is pointed out that the Share Consideration (based on the price of Spansion’s shares on the NASDAQ on the date of signing of the Merger Agreement) reflects a premium of about 2.8% also in respect of the average price of a Saifun share as traded during the 90 trading days preceding the Merger Agreement

11.2.6	Pursuant to the terms and conditions of the options scheme for Saifun employees, all the options for the purchase of ordinary shares of Saifun (which will be held by holders immediately prior to the Date of Closing of the Transaction) will be adopted by Spansion and in practice will be converted into corresponding options for the purchase of ordinary shares of Spansion on the basis of the Conversion Ratio. In addition, prior to the execution of the distribution (and before adoption of the options as aforesaid), the Company will make an adjustment to the options for holders of options which have not yet been exercised, in order to maintain the value of the options as against the shareholders of Saifun, notwithstanding the effecting of the distribution, all of which will be in accordance with the mechanism set forth in the Merger Agreement. As a consequence of this the number of options held by each holder will increase and the exercise price will be altered accordingly.

11.2.7	Prior to implementation of the merger, Saifun is entitled to implement an option replacement plan for options that have not yet been exercised and the exercise price of which is equal to or greater than $13 per share. The number of new options will not exceed 800,000 and the cost of the accounting increment (i.e. an increment in respect of accounting expenses for a share based payment) in respect of this plan will not exceed US$5,000,000 (hereinafter: the “Option Replacement Plan”).

11.3	Procedure for exchange of shares and effecting of the distribution

11.3.1	An exchange of Saifun shares for Spansion shares and the distribution as described above will be executed through an exchange agent (hereinafter – the “Exchange Agent”), who will be appointed by Spansion especially for purposes of carrying out the aforesaid process.

11.3.2	At the Date of Closing of the Transaction and execution of the merger, Saifun will deposit with the Exchange Agent the amount of the distribution and Spansion will deposit Spansion shares with the Exchange Agent, and Saifun and Spansion will instruct the Exchange Agent to send to each registered shareholder who holds Saifun shares a deed of transfer in the usual text stating that the exchange and the distribution will come into force only upon the delivery of share certificates, if issued, the exchange documents and various declarations of the shareholders in the customary format in transactions of this type to the Exchange Agent, and also setting forth general instructions in the usual text with regard to the exchange and the distribution and tax arrangements in respect thereof.

11.3.3	Upon completion of the necessary particulars and return of the full documents by the shareholders to the Exchange Agent, the Exchange Agent will transfer the Share Consideration to the shareholders.

11.3.4	Upon the close of trading on the Date of Closing of the Transaction, no further transfer of shares or any other security of Saifun will be possible, and Saifun will become a private company wholly owned by Spansion.

11.4	Approval by the Board of Directors of the Merger Arrangement

11.4.1	On October 6, 2007 the board of directors of Saifun met for purposes of approving the Merger Agreement. After examining the Merger Agreement and discussions on it, Saifun’s board of directors decided to approve the execution of the Merger Agreement and made a finding that the Merger Agreement is fair and for and in the best interests of Saifun and its shareholders. It should be mentioned that the chairman of the board of directors, Dr. Boaz Eitan, did not participate in the vote on the board of directors and in the discussions on subjects in which he has a personal interest.

11.4.2	In addition, in the scope of Saifun’s board of director’s examination of the Merger Agreement, the board of directors requested and received a professional opinion from Lehman Brothers (hereinafter “Lehman Brothers”), which is a world renowned investment bank and is an independent expert in this field. According to the professional opinion from Lehman Brothers, the Share Consideration is fair consideration to the Saifun shareholders (hereinafter –“the Professional Opinion”).

11.4.3	A copy of the Professional Opinion, which will also be attached to the instrument of proxy (as defined in Paragraph 18 below) which will be submitted to Saifun shareholders, is attached to the application as Appendix E.

11.4.4	Likewise, on October 7, 2007, the board of directors of Merger Sub approved the execution of the Merger Agreement. In the scope of the resolution of the board of directors it was decided unanimously that there is no reasonable fear that, after the Merger Agreement, Saifun will be unable to fulfill its obligations to its creditors.

11.5	Conditions for cancellation of the Merger Agreement before the Date of Closing of the Transaction

According to the Merger Agreement, Saifun and Spansion have the right to cancel the Merger Agreement at any time before the Date of Closing of the Transaction, inter alia, in the following cases:

11.5.1	With the written mutual consent of Saifun and Spansion to the cancellation of the Merger Agreement.

11.5.2	By Saifun or by Spansion if the transaction is not finalized on or before April 30, 2008, subject to the conditions set forth in the Merger Agreement.

11.5.3	By Saifun or Spansion (as the case may be) as a result of a material and negative change in the other party, as this term is defined in the Merger Agreement (Material Adverse Change) that has not been rectified within the time specified in the Merger Agreement.

11.5.4	By Saifun or Spansion, if the necessary majority is not obtained at the general meeting of the shareholders of the Company for the approval of the Merger Agreement, in accordance with Sections 350 and 351 of the Companies Law (in circumstances where in such case Saifun has undertaken to pay for Spansion’s expenses in executing the transaction, which shall not exceed a sum of 2,000,000 US dollars) or by Spansion if the court’s approval to implementing the Merger and the distribution is not obtained.

11.5.5	By Saifun or Spansion (as the case may be) as a consequence of a breach of representations, undertakings or warranties which are set forth in the Agreement, or if the representations turn out to be incorrect.

11.5.6	Under certain conditions if Saifun enters into a similar agreement having more favorable conditions with another company, where in such event Saifun has undertaken to pay Spansion cancellation charges to an extent of 8,000,000 US dollars.

11.6	Conditions for the closing of the Merger Arrangement

Consummation of the Merger Arrangement and the distribution and the validity of the Transaction are contingent, inter alia, on the fulfillment of the following cumulative conditions (or a waiver of the fulfillment thereof of the party entitled to do so):

11.6.1	The grant of an order approving the arrangement (as defined above) by this honorable court.

11.6.2	The shares of Spansion that will be issued to Saifun shareholders upon closing of the Merger Agreement are approved for listing on NASDAQ.

11.6.3	The absence of judgments, injunctions, procedures and so forth which prevent the performance of the Agreement or the matters arising therefrom.

11.6.4	Approval of Chief Scientist to the changes in the holding of Saifun shares which arise from the Merger Arrangement

11.6.5	Approval by the Investment Center to the changes in holdings of Saifun shares arising from the Merger Arrangement.

11.6.6	Approval of the Arrangement by the general meeting of Saifun in accordance with the provisions of Sections 350 and 351 of the Companies Law.

11.6.7	Obtaining a tax approval for certain shareholders, under Section 104(8) of the Income Tax Ordinance (New Version), 5721-1961 and a tax approval in regard to the obligation for deduction at source in connection with the distribution.

11.6.8	The signing of new employment agreements with the senior employees who were mentioned in the Merger Agreement.

11.6.9	The conduct of proceedings and the obtaining of approvals, to whatever extent which may be necessary, under the Restrictive Trade Practices laws (anti-trust laws), which Saifun and Spansion are obliged to obtain.

11.6.10	The absence of a Material Adverse Change in the business of Saifun or the business of Spansion, as the case may be.

11.6.11	Due fulfillment of the neutral undertakings and representations of the parties.

11.6.12	Obtaining the consent of third parties, to whatever extent this may be necessary.

11.6.13	Obtaining letters of resignation from all the members of the board of directors of Saifun which will come into force on the Date of Closing of the Transaction.

In the Merger Agreement Saifun and Spansion have undertaken to act to achieve the fulfillment of the conditions set forth above as soon as possible. To the extent that these conditions are contingent upon the holding of Saifun’s general meeting, Saifun and Spansion will take steps to fulfill the conditions immediately after the meeting is convened.

11.7	Description of the advantages stemming from the arrangement of the officers

11.7.1	Concurrent with the signing of the Merger Agreement, Spansion contracted with senior employees – Dr. Boaz Eitan, Yigal Shani and Eduardo Maayan, under agreements that will enter into force on the Date of Closing of the Transaction, pursuant to which they will continue in their positions at Saifun and/or at Spansion under improved conditions of employment which include a rise in salary as well as bonuses for meeting targets and also in a case in which they remain employees of the Company for a period of one year after closing of the Merger Agreement. Until the Date of Closing of the Transaction, and as a further condition to the closing thereof, Spansion shall enter into an employment agreement with an additional senior employee of Saifun – Mr. Ron Eliahu – under a similar employment agreement. In addition, on the Date of Closing of the Transaction, Dr. Boaz Eitan will be appointed as a director of Spansion.

11.7.2	In addition, according to resolutions of the board of directors of Saifun and its committees of October 6, 2007, Mr. Yigal Shani and Mr. Eduardo Maayan will be entitled on the Date of Closing of the Transaction to a bonus as described in the proxy document and Mr. Yigal Shani will be entitled to acceleration in the maturing of the options that were granted to him by the Company.

11.7.3	Pursuant to the Merger Agreement, to the extent that members of the board of directors or the officers of Saifun hold options in Saifun, they will be entitled, according to the same conditions of all the option holders in Saifun (who are not directors or officers) to options for Spansion shares in view of the options in Saifun held by them (see Paragraph 11.2.6 in relation to the rights of the option holders) subject to what is stated above in paragraph 11.7.1. Likewise, senior employees, excluding Dr. Boaz Eitan, who hold options at an exercise price of more than 13 US dollars and which have not yet been exercised, can participate in the option replacement program as mentioned in Paragraph 11.2.7.

11.7.4	Furthermore, to the extent that members of Saifun’s board of directors are shareholders in Saifun, themselves or through companies under their control or affiliated to them, they will be entitled, in accordance with the same conditions of the remaining shareholders, to Spansion shares in view of their shares in Saifun as well as to their share in the distribution.

11.7.5	Pursuant to the Merger Agreement, Spansion has undertaken to leave unchanged Saifun’s existing undertakings for indemnity and release from liability of the incumbent and previous officers and directors of Saifun, and also to purchase or to allow Saifun to purchase a supplement to the officers and directors insurance existing at Saifun, and all this will apply to a period of 7 years from the Date of Closing of the Transaction.

12.	Details of the controlling shareholders in the Company and/or the material corporations which control it.

On the basis of the information at the disposal of Saifun, the principal shareholders (who hold more of 5% of the issued share capital of Saifun) as of the date of filing of this Application, are as follows:

12.1	Dr. Boaz Eitan, CEO of Saifun and chairman of its board of directors, who hold directly and indirectly, through holding companies controlled by him and by his wife, 10,921,558 ordinary shares which constitute approximately 35% of the issued and paid up share capital of Saifun. The names of the affiliated company / the individuals affiliated to him and their holdings in the Company are set forth in the table below:

Name of corporation / individual	Percentage holdings

Dr. Boaz Eitan	15.7%
Adi and Gal Ltd.	6.1%
Sharon and Yoav Ltd.	4.5%
Shikmat Eitan Ltd.	3.8%
Yonatan and Maya Ltd.	3.0%
Batya and Yosef Ltd.	1.5%
Mirage B.V.B.I.	0.03%
Tally Eitan	0.09%
Total	34.7%

12.2	Clal Electronic Industries Ltd. holds 2,833,859 ordinary shares which constitute about 9% of the issued and paid up share capital of Saifun.

13.	Subsidiaries

Saifun has a number of subsidiaries which are wholly owned, directly and/or indirectly:

13.1.1	Saifun (BVI) Ltd. which is incorporated in the British Virgin Islands and serves for the Company for managing its available funds and as a source for most of the distribution monies;

13.1.2	Tulip Semiconductor Holdings (2005) Ltd., a private Israeli company which is a holding company through which Saifun indirectly holds Tulip Semiconductor Ltd. and Tulip Semiconductor L.P.;

13.1.3	Tulip Semiconductor Ltd, a private Israeli company which is a holding company and is the general partner in Tulip Semiconductor L.P.;

13.1.4	Tulip Semiconductor L.P. which engages in providing development services and ancillary support to the Company.

13.1.5	Saifun Semiconductors USA Inc., which is engaged in engineering services and in the marketing of the Company's technology in the USA.

14.	Share capital

14.1	The authorized share capital of Saifun as of the date of filing of the Application comprises 200,000,000 (two hundred million) ordinary shares of NIS 0.01 par value each.

14.2	Saifun’s issued and paid up share capital as at October 5, 2007 is 31,351,519 ordinary shares, excluding 274,776 ordinary shares which are dormant shares which the Company purchased during the first and second quarters of 2007 as part of a program for the buyback of shares. The ordinary shares confer on their holders the right to attend and vote at general meetings of the Applicant 1, to participate in a distribution, including in the case of a winding-up of the Applicant, and to receive dividends, if it is decided on the distribution thereof.

14.3	In addition, in the course of the years Saifun granted options in accordance with the terms and conditions of the option schemes that are approved by it.

15.	Secured and material creditors

15.1	As of September 30, 2007, Saifun did not have any secured or material creditors (within the meaning of the term “material creditors” in the Companies Regulation (Merger), 5760-2000). As of September 30, 2007, Saifun total debts to its non-material creditors stood at approximately 5.693 million US dollars, but it must be pointed out that out of this amount a sum of 5 million US dollars has already been paid to a single creditor as of the date of filing of this Application.

15.2	As of September 30, 2007, the balance of the cash and the funds invested in financial investments of Saifun, directly and indirectly through its subsidiaries, was approximately 235 million US dollars.

15.3	In the scope of the Application for approval of the Merger Arrangement, Saifun is not requesting to convene a meeting of the Company’s creditors. As indicated above and as will be clarified below, according to the proposed Merger Arrangement Saifun will merge with Merger Sub, which is a new company that has no assets or liabilities, the Merger Arrangement itself will not cause any change in Saifun assets and its liabilities, so that the Merger does not affect or cause any change in Saifun’s ability to pay its debts. Likewise, there is nothing in the distribution in the framework of this Application which impairs the Company’s financial stability or has any other negative impact on the Company’s creditors, as explained in Paragraph 36 below.

16.	The amounts which have been paid and the expenses that will be required by virtue of the Merger Arrangement.

16.1	Saifun’s direct expenses in the scope of the Merger Arrangement, as these are estimated at present, will range between 5.0 and 7.5 million US dollars (excluding an extra amount in respect of accounting expenses for a share based payment in respect of the option replacement plan as referred to in Paragraph 11.2.7).

16.2	These expenses include, inter alia, accounting expenses, payment for the services which have been given by Lehman Brothers, including in respect of the Professional Opinion (as mentioned in Paragraph 11.4.2) and legal costs.

Additional information about Saifun

16.3	As a public company traded on the NASDAQ, there is an obligation on Saifun to report to and update the US Securities Exchange Commission regarding any material information that relates to it in accordance with the securities laws in the USA, to the extent that these apply to it.

16.4	This information is information which is open to the public and which can be read on the internet website of the US Securities Exchange Commission: http://www.sec.gov/cgi-bin/browse-edgar?company=saifun&CIK=&filenum=&State=&SIC=&owner=include&action=getcompany

Part 3 – Convening of General Meeting

17.	Subject to the instructions of the honorable court, the general meeting will be convened by Saifun in accordance with the provisions of Saifun’s Articles and according to the provisions of the law.

18.	The shareholders will be summoned to the general meeting by the sending of a document (in English) describing in extensive detail all the facts connected with the Merger Agreement and the projections thereof, including, and without limitation a description of the Merger Arrangement, a description of the merging companies the principal terms and conditions of the Merger and a description of the documents ancillary to the Merger Agreement (hereinafter: the “Proxy Statement”). The Proxy Statement will be sent to all the shareholders according to their address as same appears in the records of Saifun and American Stock Transfer & Trust Company (which serves as Saifun’s transfer agent), in the shareholders register and also in any other manner prescribed in Saifun’s founding documents with regard to the calling of a meeting. A copy of the court order regarding the convening of the meeting and a copy (translated into English) of the Application will be attached to the Proxy Statement.

19.	Saifun will allow the shareholders to vote in writing by means of a proxy card as is customary in companies whose shares are traded in the USA.

20.	On any other matter connected with the general meeting, the parties will act as specified with respect to such subject or a subject similar thereto in connection with general meetings as set forth in Saifun’s documents of incorporation, mutatis mutandis as the case may be.

21.	Approval of the Merger and the distribution which forms an integral part thereof requires the sanction of the holders of at least 75% of the shares whose holders are present at the vote (physically or by proxy).

In addition, in accordance with the provisions of the Companies Law, for purposes of approving certain aspects in the Merger Agreement that are likely to be regarded as transactions with a controlling shareholder, the Merger transaction requires the approval of: (a) at least 1/3 of the shares whose holders are present at the vote (excluding abstention votes) and who are not connected with the interested parties; or (b) that the total votes of the objectors amongst the aforesaid shareholders (that is to say, those who are not connected with interested parties who participate in the vote) shall not exceed 1% of the total voting rights in the Company.

Dr. Boaz Eitan (chairman of the board of directors and CEO of Saifun), who together with companies affiliated to him (as described above) constitute a controlling shareholder in the Company, has a personal interest in the approval of certain aspects in the Merger Agreement which will become effective upon the closing of the Merger, including those which stipulate his terms of employment and his appointment of the board of directors of Spansion; accordingly, the abovementioned percentage vote will apply with respect to the approval of these aspects of the Merger Agreement.

Part 4 – Notices, advertisements

22.	Advertisement in newspapers

In accordance with Regulation 2 of the Arrangement Regulations, at the date of filing of this Application, Saifun will publish a notice in regard to the filing of this Application in two widely circulating Hebrew dailies in Israel (“Ha’aretz and “Yediot Aharonot”), in a newspaper in Arabic having a wide circulation in Israel (“El Senara”), in the most widely circulating Russian language newspaper in Israel (“Vesty”) and in a widely circulating newspaper in the state of New York (“the New York Daily News”).

The text of the adverts is attached to this Application as Appendix F.

23.	Notice to the Registrar of Companies

At the date of filing of the Application, Saifun will file a notice with the Registrar of Companies in regard to the filing of the Application, in accordance with Regulation 9 of the Arrangement Regulations.

The text of the notice to the Registrar of Companies is attached to this Application as Appendix G.

Part 5 – Aspects of securities laws in Israel and in the USA with regard to the proposed Merger Arrangement

24.	Exemption from the obligation for publication by Spansion of a prospectus in the USA

24.1	If the Merger Arrangement shall be approved by this honorable court, the order for Approval for the Arrangement will have the effect of releasing Spansion from the need of publishing a document of disclosure (prospectus) in the United States in connection with the issuance of Spansion securities to holders of Saifun securities in accordance with the Merger Arrangement, in accordance with the positions expressed by the SEC (the Securities Exchange Commission in the United States) which have been published, and on the basis of the US Securities Act 1933, and in particular Section 3(a)(10) thereof.

24.2	Based on the SEC’s position in similar cases, Spansion will be released from the obligation to publish a prospectus upon the fulfillment, inter alia, of the following conditions:

24.2.1	Before Spansion securities are issued and/or allotted in accordance with the Arrangement, the court has held a hearing and discussion on the fairness of the Arrangement and has found, inter alia, that the terms and conditions of the Arrangement are fair to the holders of Saifun securities and has approved the Merger Arrangement.

24.2.2	Notice has been given to every person who will be entitled to receive Spansion securities in accordance with the Merger Arrangement, regarding the proceedings in the court and they have been given an opportunity of participating in the hearing at court and of voicing their views and attitudes.

24.2.3	The court has been informed that, prior to conducting a hearing on the Merger Arrangement, to the effect that if the court approves the Merger Arrangement, the court’s approval will serve as a basis for the issue of US securities by Spansion in accordance with the Arrangement, without registration (publication of a prospectus and exhibits) in the US, in reliance on an exemption from registration pursuant to Section 3(a)(10) of the Securities Act in accordance with the Securities Laws in the USA and in conformity with the position of the SEC in similar cases

24.2.4	In accordance with the foregoing, the honorable court will be requested to hold a hearing and discussion immediately after approval by the general meeting of the Merger Agreement, at which an opportunity will be given to persons who oppose the Merger Arrangement (to the extent that there are any) of expressing their opinion, and following that an Order for Approval of the Arrangement will be granted. In reliance on the court’s sanction approving the Merger Arrangement, Spansion will comply with the requirements for an exemption from the filing of a prospectus in the USA.

25.	Exemption from obligation for filing a prospectus in Israel

25.1	Section 15 of the Securities Law, 5728-1968 (hereinafter: the “Securities Law”) states that any offer to the public shall be made by way of a prospectus for the publication of which the Securities Authority has granted a permit. However, Section 15A (a) lists cases which will not be regarded as an offer to the public for purposes of a prospectus as aforesaid.

25.2	In this framework, Section 15(A)(a)(3) of the Securities Law provides that “…an allotment or transfer of securities in accordance with a decision given in proceedings under Section 350 or 351 of the Companies Law will not be deemed to be “an offer to the public” and therefore will not require publication of a prospectus, on condition that “the Authority has been given an opportunity of appearing in the proceedings and expressing its views in regard to the need for publication of a prospectus, in order to safeguard the interests of the intended offeree public”.

25.3	Concurrent with the filing of this Application, Spansion is making an application to the Securities Authority in accordance with Section 15(a)(A)(3) for confirmation that the Merger Arrangement will not require publication of a prospectus and upon the filing of this Application with the court, Saifun will file a copy of the Application on the Securities Authority in order to enable the Securities Authority to express its position in accordance with Section 15(A)(a)(3) of the Securities Law as aforesaid. The text of the application to the Securities Authority is attached to the Application as Appendix L.

25.4	It is pointed out that in the scope of a proposal for an amendment to Section 15 of the Securities Law with regard to the grant of an exemption from the obligation for publishing a prospectus, which was sent by the Securities Authority to the Ministry of Finance on December 10, 2006, the Securities Authority expressed its view that the acquisition of an Israeli company traded outside of Israel by another public company which is also traded outside Israel, would not necessitate the filing of a prospectus. The basis for this approach is that what is involved is a transaction that is, in actual practice, made outside Israel, between the two companies who had never previously made an approach to the public in Israel, and where the objective of the acquisition is not to approach the public in Israel with the aim of raising capital. In such cases the law which applies is the foreign law. The involvement of the Israeli public in it is a secondary by-product and accordingly the holders who are located in Israel are treated as persons who follow the place at which the company whose securities they hold is listed for trading, and as persons who are protected pursuant to that law.

A copy of the proposed amendment to the law is attached to this Application as Appendix H.

25.5	This approach is consistent with previous amendments to the Securities Law. Until Amendment No. 20, 5767-2000 to the Securities Law, Israeli companies which offered their shares to the public abroad were obliged, on the basis of Section 40(a) of the Securities Law, to file a prospectus for the approval of the Securities Authority. However, Section 40(a) of the Securities Law allowed the Securities Authority to grant an exemption from the obligation for the filing of a prospectus, if the circumstances of the matter warranted this. In 2000 the legislator abolished the obligation for filing the prospectus, and automatically the need for an exemption from the filing of such prospectus fell away, with this being on the grounds that “an investor who has chosen to buy securities on a foreign market and not on the Israeli market, has accepted the protections and the reporting formats that are customary on such foreign market”.

A copy of the draft bill for the Securities Law (Amendment No. 20), 5760-2000 is attached to this Application as Appendix I.

25.6.1	Saifun shares were offered to the public in the USA in 2005 on the basis of a US prospectus and on the strength of the protection offered to shareholders under the US Securities Law. Obviously the shareholders did not rely on protection from the Israel Securities Authority. Upon the closing of the transaction, the shareholders will continue to be protected in accordance with the securities laws in the USA by virtue of Spansion being a company traded on NASDAQ, which is also subject to the Securities Laws in the USA.

Part 6 – Application for exemption from filing a document

26.	The honorable court is hereby requested, in accordance with its power and authority under Regulation 8 of the Arrangement Regulations, to release Saifun from the obligation for lodging the following documents, the annexing of which is required under Regulation 7(b) of the Arrangement Regulations:

26.1	A statement regarding Saifun's assets and its debts (Regulation 7(b)(1).

26.2	A list of the material agreements to which Saifun is a party (Regulation 7(b)(2)).

26.3	A list of the material legal proceedings to which Saifun is a party (Regulation 7(b)(3)).

26.4	A list of the officers in Saifun (Regulation 7(b)(4)).

26.5	The shareholders register updated to the date of filing of the Application (Regulation 7(b)(5)).

27.	The Arrangement Regulations prescribe that Saifun is obliged to file various documents as stated in Regulations 7(b)(1) – 7(b)(5). All the material information pertaining to Saifun’s business, including a considerable portion of the information which Saifun is obliged to supply in accordance with these Regulations, is set forth in the scope of the various documents that are regularly submitted by Saifun to the US Securities Exchange Commission, including in some of the appendices to this Application. By virtue of this, such information is accessible and available to the public at any time, inter alia on the Internet website of the US Securities Exchange Commission, as described in Paragraph 16.4 above.

28.	The exemption from attaching the aforesaid documents is requested on the ground that the application relates to an arrangement between the shareholders and Saifun and does not pertain to Saifun’s financial ability to pay its debts to its creditors and/or to the rights of its creditors. To the best of Saifun’s understanding, the documents the annexing of which is required in accordance with Regulation 7(b)(1) – 7(b)(5) of the Arrangement Regulations, are designed to give a full picture of the state of affairs of Saifun, with this being in respect of arrangements relating to companies that are experiencing difficulties – and in any event most of such information is accessible and available to the public as described above. The Merger Arrangement as opposed to that does not give rise to any fear of an impairment in Saifun’s ability to pay its debts and the Merger Arrangement relates solely to the transfer of ownership of its shares to Spansion, which is a company having even greater financial stability than that of Saifun, as elucidated above. Moreover, the distribution in the scope of this Application in no way constitutes prejudice to the Company’s financial stability or any other negative impact on the Company’s creditors, as explained in Paragraph 36 below.

29.	Preparation of the documents at the level of detail required under the aforesaid Regulations involves the allocation of very considerable resources. Furthermore, some of the information contained in the aforesaid documents is commercial, business and confidential information belonging to Saifun the disclosure of which to the public at large, including to competitors, suppliers and customers, is likely to cause damage to Saifun and to its business.

30.	As a company traded on NASDAQ, the US Securities Laws and the requirements for disclosure and reporting pursuant to such laws, apply to Saifun. These requirements are of a broad scale and are stringent, in a manner whereby they provide the public with all the information required by it in order to make a substantive examination of Saifun, its business and its financial and legal condition.

31.	That being so, the grant of an exemption from attaching the documents, as applied for above, will not cause prejudice to any third party, or to the public as a whole. Accordingly, the honorable court is requested to exempt Saifun from the necessity for attaching these documents to the Application.

Part 7 – Application for approval of a distribution in accordance with Section 303 of the Companies Law

32.	In the Merger Agreement it was stipulated, as already mentioned, that prior to closing of the Merger, Saifun will distribute to its shareholders an aggregate amount in cash of up to 163,302,555 US dollars, and not less than 158,296,472 US dollars (the final amount will be determined in accordance with the balancing mechanism described below) of which a total of up to 105,146,113 US dollars (and not less than 100,140,030 US dollars) represents a distribution which does not meet the profit test in accordance with Section 303 of the Companies Laws. The consideration in the form of Spansion shares, which Spansion will transfer to the shareholders of Saifun on the Date of Closing of the Transaction, is based on the assumption that the aforesaid distribution will be made immediately prior to the Merger. Accordingly, the honorable court is hereby requested to approve the distribution mentioned above in accordance with Section 303 of the Companies Law.

33.	The Merger Agreement contains a balancing mechanism (hereinafter – the “Balancing Mechanism”) pursuant to which the minimum and the basic amount of the distribution in a sum of 158,296,472 US dollars is likely to increase by an additional maximum amount of up to 5,006,083 US dollars (in other words up to an aggregate amount for distribution of 163,302,555 US dollars). If this mechanism is activated the Conversion Ratio will decrease, while the amount of the distribution will increase proportionately (according to a ratio of an additional 26,209.86 US dollars for each decrease of 0.0001 in the Conversion Ratio). The objective this mechanism is to enable Spansion to abide by its representations and undertakings pursuant to the Merger Agreement, according to which Spansion is not required to conduct additional proceedings in the USA in order to sign the Merger Agreement and to perform its obligations thereunder, and in particular there is no necessity for the approval of Spansion’s shareholders to the Merger, in light of the number of Spansion shares that will be issued in the transaction to shareholders of Saifun.

34.	This Application is based on a resolution of Saifun’s board of directors of October 6, 2007, which recommended to the shareholders of the Company to approve implementation of the Merger and the transactions ancillary thereto, including the distribution. Amongst other things Saifun’s board of directors stated in its resolution that there is no reasonable fear that the Company’s ability to meet its existing and expected obligations, when the time for performance thereof arrives, will not be adversely affected.

35.	Factual backgrounds and grounds for making the distribution

35.1	The origin of the monies that will be distributed to the shareholders lies in monies held as at the date of this Application by the Company directly, as well as money held, as at the date of this Application, by the Company indirectly through its wholly owned subsidiary (Saifun (BVI) Ltd.) following the transfer of these monies to it by Saifun in lieu of capital notes the subsidiary issued in favor of Saifun on the following dates: March 6, 2003; April 21, 2005; November 15, 2005; April 5, 2006; June 6, 2006; pursuant to which Saifun (BVI) Ltd. is obliged to repay the monies required by the Company upon its request prior to performing the distribution.

35.2	The distribution is an integral part of the Merger and is contingent upon it. Accordingly, the shareholders of Saifun will be requested also to approve the distribution in the framework of approving the Merger Agreement.

36.	Effects of the distribution

The distribution described in the scope of this Application has no adverse effect on the Company’s financial stability or any other negative effect on the Company’s creditors. The distribution does not give rise to a reasonable fear that the Company’s ability to meet its existing and anticipated obligations, when the time comes for the performance thereof, will be detrimentally affected, for the following reasons:

36.1	It is clear from Saifun’s latest financial statements that the amount of the Company’s equity capital, including premium, as at June 30, 2007 stood at a sum of approximately 242,915,000 US dollars.

The 2005 statements are attached as Appendix B and the 2006 statement as Appendix A to the Application. In addition, reviewed financial statements as at June 30, 2007 are attached to the Application as Appendix C.

36.2	It emerges from the financial statements that the balance of the cash and cash equivalents, long term and short term investments held by Saifun as at December 31, 2006 amounted to a sum of about 233,742 thousand dollars, and the total of Saifun’s liabilities as at December 31, 2006 stood at approximately 13,891 thousand dollars.

36.3	It becomes clear from the foregoing on the basis of the above data, that there is no reasonable fear that the distribution will deny Saifun its ability to pay all its liabilities when the time comes for the payment thereof.

36.4	According to the Company’s statements for the second quarter of 2007, the cost of the Company’s operating expenses stands at approximately 8 million dollars per quarter, while the quarterly income from the agreements between the Companies for the second quarter of 2007 stood at 8.7 million dollars.

36.5	In light of the foregoing, even after the effecting of the distribution, the Company will be left with a balance of cash and long and short term investments which significantly exceed the amount of Saifun’s obligations as at the date of filing of this Application so that it is clear that also on the basis of the financial data as at the end of the second quarter of 2007 there is no reasonable fear that the Company will not meet the solvency test after the distribution.

36.6	As stated above in Paragraph 27, the Company does not have any secured creditors and does not have any material creditors, as same are defined in the Companies Regulations (Approval of Distribution), 5761-2001 (hereinafter: “the Distribution Regulations”). The Company’s creditors are mainly suppliers who supply goods and/or services to the Company and/or who lease property to the Company (including office areas and vehicles) in the ordinary course of business.

37.	Notice to creditors of the Company in regard to filing of the Application

37.1	At the time of filing of this Application, the Company will publish a notice as referred to in Paragraph 22 above, about the filing of the Application, in the scope of which the Company will give notice, inter alia, about the filing of the Application for a distribution in accordance with the provisions of Regulation 2 of the Distribution Regulations.

37.2	Pursuant to Regulation 5A of the Distribution Regulations, an opinion or a report on a review of the audited financial statements (for the year 2005 and 2006) and reviewed statements as at June 30, 2007 (or September 30, 2007 in the event that the request from the creditor is received after the publication of those statements), of the Company from the Company’s auditor will be delivered to a creditor at the creditor’s request.

Part 8 – Conclusion

38.	The honorable court is hereby requested to order the holding of a meeting of shareholders of Applicant 1 as required under Section 350 of the Companies Law for approving the Merger.

39.	Shortly after approval of the Merger by the general meeting, the parties will apply to the honorable court with a supplementary application to hold a hearing and a discussion with regard to approval of the Merger Arrangement and also to give the necessary approvals in respect of the Merger Arrangement and for purposes of approving it according to any law.

40.	The honorable court has the substantive and the local jurisdiction to adjudicate on this Application in light of the address of the registered office of Applicant 1, and by virtue of the nature of the matter dealt with in the Application.

41.	The facts set forth in this Application which pertain to Saifun are supported by an affidavit from Mr.Yigal Shani, who serves as vice-president finance of Saifun. The facts set forth in this Application relating to Merger Sub and to Spansion are supported by an affidavit from Mr. Barry Levenfeld, who serves as a director of Merger Sub.

42.	Wherefore the honorable court is requested to make an order as applied for at the head of this Application and the honorable court is further requested to exercise its powers under Section 303 of the Companies Law and to approve the making of the abovementioned distribution as part of the Merger Agreement.

43.	In law and in justice the Application should be upheld.

—————————————— Guy Hadar, Adv. Counsel for Applicant 1	—————————————— Avihai Schieber, Adv.

—————————————— Benjamin Sandler, Adv. —————————————— Counsel for Applicant 2 ——————————————	—————————————— Yifat Geffen, Adv. ——————————————

ISRAELI COURT ORDER

October 28, 2007

The District Court of Tel Aviv-Jaffa
Civ. App. Case 2439/07

Applicant: Saifun Semiconductors Ltd. Represented by: Guy Hadar vs. Respondent: The Israeli Securities Authority

Resolution

In the matter of: Merger approval. Dated: October 28, 2007.

At this stage, an approval to convene the meetings is hereby provided. Response by the Respondent within 14 days.

/s/ KARETH DANYA —————————————— Judge: Kareth Danya